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                            October 7, 2020

       Alok Oberoi
       Chief Executive Officer
       Global Synergy Acquisition Corp.
       540 Madison Avenue, 17th Floor
       New York, NY 10022

                                                        Re: Global Synergy
Acquisition Corp.
                                                            Draft Registration
Statement
                                                            Submitted September
16, 2020
                                                            CIK No. 0001823707

       Dear Mr. Oberoi:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors, page 28

   1. We note you provided a risk factor that states your independent registered public accounting firm's
report contains an explanatory paragraph that expresses substantial doubt about the
Company's ability to continue as a going concern. However, the audit report does not contain
an explanatory going concern paragraph. Please clarify or
                                                        consider revising this
risk factor.
              You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters.
 Alok Oberoi
Global Synergy Acquisition Corp.
October 7, 2020
Page 2

       Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536
with any other questions.



                                                       Sincerely,
FirstName LastNameAlok Oberoi
                                                       Division of Corporation
Finance
Comapany NameGlobal Synergy Acquisition Corp.
                                                       Office of Real Estate &
Construction
October 7, 2020 Page 2
cc:       Christian O. Nagler
FirstName LastName